                                                                                                                                February 4, 2011
Via Edgar and Email

Mr. John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Foot Locker, Inc.
Form 10-K filed on March 29, 2010
Commission File No. 001-10299

Dear Mr. Reynolds:

Please find our responses below to the comment letter dated January 27, 2011 relating to the Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (“2009 Form 10-K”) of Foot Locker, Inc. (the “Company”).  To assist your review, we have retyped the text of the Staff’s comments below.

20. Retirement Plans and Other Benefits, page 53

Pension and Other Postretirement Plans

1.
We note your expected return on plan assets to be $43 million and $53 million for 2009 and 2008 within your calculation of net benefit expense. Please tell us how you derived these amounts using the expected long-term rates of return on assets you disclose on page 55. In addition, tell us how you determine the market-related value of plan assets and confirm to us that such manner of determining market-related value is consistently applied from year to year for each asset class. See ASC 715-30-35-48.

Response
To compute the expected return on pension plan assets, we apply an expected rate of return to the beginning of year market-related value (“MRV”) of the U.S. qualified pension plan assets and to the fair value of the Canadian qualified plan assets adjusted for planned contributions and projected benefit payments to be made from the plan assets.

February 4, 2011

The 2009 expected rate of return of 7.63% is a weighted-average of the U.S. and Canadian pension plans (U.S. assets of $465 million at 8.25% and Canadian assets of $85 million at 4.20%). The MRV used in the calculation of the 2009 expected return for the U.S. plan was $478 million. Therefore, applying the weighted-average rate of 7.63% to total assets of $563 million yields an expected return of $43 million.

The 2008 expected rate of return of 8.17% is a weighted-average of the U.S. and Canadian pension plans (U.S. assets of $346 million at 9.00% and Canadian assets of $72 million at 4.20%). The MRV used in the calculation of the 2008 expected return for the U.S. plan was $547 million.  Therefore, applying the weighted-average rate of 8.17% to total assets of $619 million yields an expected return of $51 million.
The variance from the amount disclosed of $53 million of approximately $2 million can be explained by the fact that the beginning of year fair value of the Canadian assets was considerably higher than the ending amount coupled with the effect from planned contributions and benefit payments.

The manner of determining MRV has been applied consistently for the U.S. qualified pension plan from year to year for each asset class.  With respect to equity assets held by our U.S. qualified pension plan, we have elected to recognize actual returns on these equity assets ratably over a three- or five-year period when computing our market-related value, depending on which computation results in MRV closer to fair value. With respect to bonds and other assets held by our U.S. qualified pension plan, we recognize the actual returns.

In 2008, the Company changed its Canadian qualified pension plan asset allocation to represent 95 percent debt securities and therefore changed its method to use the fair value of assets. The cumulative effect of this change was not material. Since 2008, fair value has been consistently applied in the computation of the expected return on assets.

In the Company’s 2010 Form 10-K we will disclose the MRV of plan assets.

2.
We note your disclosure included on page 58 stating that you and your U.S. pension plan were named as defendants in a class action in federal court in New York in February 2007. Such disclosure appears identical to previous statements regarding the class action in both your Form 10-K for the fiscal year ended January 31, 2009 and your Form 10-K for the fiscal year ended February 2, 2008. Please explain to us the status of this class action, and revise your disclosures in your upcoming 10-K to include an estimate of the possible loss or range of loss or a statement that such estimate cannot be made. See ASC 450-20-50.

Response
This action has been stayed temporarily by the court pending a decision by the United States Supreme Court in Amara v. Cigna Corp., which involves a similar issue to the issue in the class action pending against the Company and its U.S. pension plan.  Prior to the stay, this action was in the discovery phase of proceedings.  We will revise our disclosures in the Company’s upcoming Form 10-K to include an estimate of the possible loss or range of loss or a statement that such estimate cannot be made.

February 4, 2011

DEF 14A, filed April 9, 2010

Related Person Transactions, page 13

3.
We note the company’s statement in the Related Person Transaction section on page 13 that the contemplated related party transactions have amounts involved that are “not material in relation to [its] business.” Please note that Item 404 of Regulation S-K requires disclosure of any transaction, or proposed transaction, in which the company was or is to be a participant and the amount exceeds $120,000. Please supplementally confirm that the company has provided the disclosure required by Item 404 of Regulation S-K.

Response
We confirm that the Company provided the disclosure required by Item 404 of Regulation S-K in its proxy statement (DEF 14A) filed on April 9, 2010.

As requested by the Staff, the Company acknowledges that, with respect to the filing made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses each of your comments.  We would propose to include the additional disclosures or make necessary revisions to our future annual filing.  The Company expects to file its Form 10-K for the year ended January 29, 2011 on March 28, 2011. Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at 212 720-3896.

Sincerely,
/s/ Giovanna Cipriano
Senior Vice President and
Chief Accounting Officer

cc:	Nicholas DiPaolo
Chairman of the Audit Committee
Ken C. Hicks
Chairman of the Board, President and Chief Executive Officer
Robert McHugh
Executive Vice President and Chief Financial Officer
Gary Bahler
Senior Vice President, General Counsel and Secretary